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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination completed:

               814-48                                             September 19, 2002
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2.  State Identification Number:


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
AL 87-327-RC   AK 87-01278     AZ S-23025   AR 86-LI828        CA 504 8768    CO
CT S013517     DE              DC           FL 31472-002/WEE   GA 56864620    HI
ID BC-30863    IL 8811465      IN 8708073   IA I-21938         KS 871090      KY 21,719
LA             ME 35,149       MD           MA 86-2774         MI 102065      MN
MS             MO 248619       MT           NE 39928           NV RG-88-161   NH
NJ R-1690      NM 87-55996     NY 72392     NC                 ND A366        OH 62344
OK IA0817-87   OR 86-2712      PA           RI                 SC 30579       SD 15420
TN R88-2563    TX C3086000-01  UT 23212     VT                 VA             WA C-26302
WV I-12197     WI 223615-01    WY 14741     PUERTO RICO  S-993
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  Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Partners III, L.P.
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive Growth Fund,
L.P.,
Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and,
Technology Funding Venture Capital Fund VI, LLC



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund.,
Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P., and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 fn 15 under the
Investment Company Act of 1940 (the Act) as of September 19, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 19, 2002, and with respect to agreement of security purchases and sales, for the period from December 31, 2001, through September 19, 2002.

       Count and inspection of all securities located in the vault of Borel
Bank in without prior notice to management;
       Reconciliation of all such securities to the books and records of the Funds and the Custodian
       Agreement of 13 security purchases and 5 security sales or maturities since December 31, 2001 from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment
Company Act of 1940 as of September 19, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
October 15, 2002

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 19, 2002, and from December 31, 2001 through September 19, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 19, 2002, and from
December 31, 2001 through September 19, 2002, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
October 15, 2002